UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ark Restaurants Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

040712101
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Partners Corporation

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	92,831

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	92,831

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	92,831

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	2.58%

14. Type of Reporting Person	BD, IA, CO

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	107,854

8. Shared Voting Power	-0-

9. Sole Dispositive Power	107,854

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	107,854

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	3.0%

14. Type of Reporting Person	PN

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	26,054

8. Shared Voting Power	-0-

9. Sole Dispositive Power	26,054

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	26,054

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.72%

14. Type of Reporting Person	CO

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Arbitrage B Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	37,742

8. Shared Voting Power	-0-

9. Sole Dispositive Power	37,742

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	37,742

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	1.05%

14. Type of Reporting Person	PN

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Offshore B Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	13,947

8. Shared Voting Power	-0-

9. Sole Dispositive Power	13,947

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	13,947

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.39%

14. Type of Reporting Person	CO

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	37,575

8. Shared Voting Power	-0-

9. Sole Dispositive Power	37,575

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	37,575

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	1.04%

14. Type of Reporting Person	CO

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	25,220

8. Shared Voting Power	-0-

9. Sole Dispositive Power	25,220

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	25,220

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.70%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock (the “Common Stock”), of Ark Restaurants Corp. The address of the Issuer’s principal executive offices is 85 Fifth Avenue, New York, New York 10003.

Item 2.	Identity and Background

Loeb Arbitrage Fund (“LAF”), 61 Broadway, New York, New York, 10006, is a New York limited partnership. Its general partner is Loeb Arbitrage Management, Inc., (“LAM”), a Delaware corporation, with the same address. Loeb Arbitrage B Fund LP (“LAFB”) is a Delaware limited partnership. Its general partner is Loeb Arbitrage B Management, LLC. The President of these general partners is Gideon J. King. Loeb Partners Corporation (“LPC”), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Gideon J. King is Executive Vice President. Loeb Holding Corporation (“LHC”), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Loeb Offshore Fund, Ltd., (“LOF”) and Loeb Offshore B Fund Ltd. (“LOFB”) are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund, LP (“LMF”) is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. (“LMOF”) is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. The individuals named above are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

Shares of Common Stock were acquired by LAF, LPC**, LOF, LMF, LMOF, LAFB and LOFB in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.	Purpose of Transaction

LAF, LPC**, LOF, LMF, LMOF, LAFB and LOFB (“Loeb”) have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby owned the following shares of Common Stock as of January 8, 2008.

Shares of Common Stock
Loeb Arbitrage Fund	107,854
Loeb Partners Corporation**	92,831
Loeb Offshore Fund Ltd.	26,054
Loeb Marathon Fund LP	37,575
Loeb Marathon Offshore Fund, Ltd.	25,220
Loeb Arbitrage B Fund LP	37,742
Loeb Offshore B Fund Ltd.	13,947

Total	341,223

Shares of Common Stock constitute 9.49% of the 3,596,799 outstanding shares of Common Stock as reported by the issuer.

** Shares of Common Stock purchased for accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases and sales (-) of Common Stock have been made since our last filing:

Purchases and Sales (-) of Common Stock

	Date	Shares	Average Price
Loeb Partners Corp.	01/08/2008	23,573	32.77
	01/10/2008	2,793	32.00
	01/11/2008	-316	33.44

	Date	Shares	Average Price
Loeb Arbitrage Fund	01/08/2008	44,150	32.77
	01/10/2008	12,642	32.00
	01/11/2008	-1,430	33.44
	01/14/2008	-2	33.50

Loeb Offshore Fund	Date	Shares	Average Price
	01/08/2008	11,352	32.77
	01/10/2008	3,224	32.00
	01/11/2008	-365	33.44

	Date	Shares	Average Price
Loeb Arbitrage B Fund LP	01/08/2008	15,087	32.77
	01/10/2008	4,285	32.00
	01/11/2008	-485	33.44
	01/14/2008	-1	33.50

	Date	Shares	Average Price
Loeb Offshore B Fund Ltd.	01/08/2008	5,478	32.77
	01/10/2008	1,556	32.00
	01/11/2008	-176	33.44

	Date	Shares	Average Price
Loeb Marathon Fund	12/26/2007	-357	36.56
	12/27/2007	-118	36.67
	12/31/2007	-1,518	36.86
	12/31/2007	-592	37.02
	01/02/2008	-389	37.24
	01/03/2008	-180	36.99

	Date	Shares	Average Price
Loeb Marathon Offshore Fund	12/26/2007	-240	36.56
	12/27/2007	-79	36.67
	12/31/2007	-1,018	36.86
	12/31/2007	-397	37.02
	01/02/2008	-261	37.24
	01/03/2008	-120	36.99

___________________

** Shares of Common Stock purchased for the accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: January 17, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: January 17, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE FUND LTD.

Date: January 17, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

Date: January 17, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE B FUND LTD.

Date: January 17, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: January 17, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: January 17, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President